VIA EDGAR

October 21, 2015

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

Re:	Hays Series Trust (the “Trust”) (File Nos. 333-203626 and 811-23049) on behalf of the Hays US Opportunity Fund and the Hays Tactical Multi-Asset Fund (the “Funds”), each a series of the Trust

Ladies and Gentlemen:

This Amendment to the Trust’s Registration Statement of Form N-1A is filed for the purpose of amending Part C of the Trust’s Registration Statement filed September 11, 2015 by providing an updated Consent of Independent Auditor (Exhibit 28(j)).

If you have any questions or comments, please contact the undersigned at 336-607-7512. Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

CC: Jeffrey Hays, President of the Trust